Exhibit 99.1

For Immediate Release
April 21, 2010

BBV Vietnam S.E.A. Acquisition Corp. Announces Closing of Business Combination with
Migami, Inc. after Stockholders Approve All Proposals

HANOI, VIETNAM and WOODLAND HILLS, CA — BBV Vietnam S.E.A. Acquisition Corp. (OTC Bulletin Board: BBVVF, BBVUF and BBVWF) (the “Company” or “BBV”) and Migami, Inc. (“Migami”) jointly announced they have completed their previously announced business combination.  The Company, which will be known as “Pharmanite Holdings, Inc.,” is the publicly traded holding company of Pharmanite, Inc., its operating subsidiary.  Pharminite, Inc., will continue Migami’s business of developing, commercializing and licensing drug delivery platforms and anti-aging cosmetics worldwide, with a special emphasis on Asia.

John Park, the President and Chief Executive Officer of Migami and the new President and Chief Executive Officer of the Company, stated “This transaction represents an important milestone for Migami and provides us with the platform to execute our growth strategy of developing, commercializing and licensing various drug delivery platforms in Asia.  We are excited about Migami’s opportunities for future growth, especially in oncology nano-delivery.”

At the Special Meeting of Stockholders held on April 14, 2010, the Company’s stockholders approved the proposed business combination with Migami, Inc. as well as related proposals.

Pursuant to the Merger Agreement, the existing officers and directors of BBV resigned at the closing of the transaction, and the senior management and board of directors of Migami remains unchanged and has been appointed to assume the management of the Company.  As a result of the transaction, Migami is now the majority stockholder of the Company.

The Company intends to promptly file with the Securities and Exchange Commission a Current Report on Form 6-K describing in more detail the transaction discussed in this press release.

Cautionary Note Regarding Forward Looking Statements

This press release and the statements of representatives of the Company and Migami related thereto contain, or may contain, among other things, certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve significant risks and uncertainties, many of which are beyond the Company’s and Migami’s control.  Such statements may include, without limitation, statements with respect to the Company’s and Migami’s plans, objectives, projections, expectations and intentions and other statements identified by words such as “projects,” “may,” “could,” “would,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions.  These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties.  Actual results (including, without limitation, the results of the development of Migami’s product pipeline and the results of regulatory review of such products) may differ significantly from those set forth in the forward-looking statements.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Advisors and Counsel

Loeb & Loeb LLP acted as legal counsel for BBV.

Ellenoff Grossman & Schole LLP acted as legal counsel for Migami.

Chardan Capital Markets, LLC acted as sole financial advisor to the parties in the transaction.

About Pharmanite Holdings, Inc.

Pharmanite Holdings, Inc., through its Pharmanite subsidiary, licenses drug-delivery systems and technologies to pharmaceutical companies for distribution and develops and distributes anti-aging cosmetics worldwide, with a special emphasis on Asia

Contact Information

John Park
President and CEO
Migami, Inc. and Pharmanite, Inc.
818-346-6300